UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs partnership with WEG for onshore wind power

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Rio de Janeiro, September 13, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it has signed a strategic partnership with WEG, a global Brazilian electronics equipment company, for the joint development of a 7 megawatt (MW) onshore wind turbine, the first of this size to be manufactured in Brazil.

This project represents an important milestone for Petrobras, as it will increase its knowledge of wind energy technology, as well as helping to drive the energy transition in Brazil, in partnership with a company that stands out in innovation for developing solutions in energy efficiency, renewable energies and electric mobility. WEG expects series production of this equipment to begin in 2025.

Petrobras will invest approximately R$130 million in the project, which is already underway by WEG. The agreement covers the development of technologies for the production of wind turbine components, suitable for Brazilian wind conditions, as well as the construction and testing of a prototype, with technical and commercial counterparts for Petrobras. Petrobras will make its contribution within 25 months of signing the agreement.

In addition to its role in the expansion of national onshore wind energy, the development of this 7 MW wind turbine will have a positive impact on the future of offshore wind energy in Brazil. As a national supplier accumulates experience and knowledge in the production of high-capacity onshore wind turbines, it paves the way for the development of larger wind turbines, which can be used in offshore generation projects. Petrobras, for its part, will acquire specific knowledge about the specification, optimization and installation of large wind turbines. On this journey, the transition to offshore wind energy offers opportunities to exploit the vast wind potential off the coast of the country.

About WEG

Founded in 1961, WEG is a global electrical and electronic equipment company that operates in the capital goods sector with a focus on motors, gearboxes and electric drives, generators and power transformers, products and systems for electrification, automation and digitalization. WEG stands out in innovation by constantly developing solutions to meet the major trends in energy efficiency, renewable energies and electric mobility. With industrial operations in 15 countries and a commercial presence in more than 135 countries, the company has more than 40,000 employees around the world.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer